SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A. CNPJ 02.558.074/0001-73 - N I R E 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS

OF TELESP CELULAR PARTICIPAÇÕES S.A.

1. DATE, TIME AND PLACE: January 07, 2005, at 11:00 a.m., at Av. Roque Petroni Júnior, 1464, 6º andar, São Paulo , SP.

2. CHAIRMANSHIP OF THE MEETING: Felix Pablo Ivorra Cano – Chairman of the Meeting; Evandro Luis Pippi Kruel – Secretary of the Meeting.

3.  INSTATEMENT: The meeting was instated with the attendance of the undersigned members of the Board of Directors, which represented a quorum in accordance with the Articles of Incorporation.

4. AGENDA AND RESOLUTIONS:

4.1. Presentation of the result of the increase in the capital stock of the Company, within the limit of the authorized capital, through issuance of new common and preferred shares of the Company, granting preemptive rights to holders of American Depositary Receipts ("ADSs") traded in the North-American market, as resolved at the special meeting of the Board of Directors and of the Audit Committee held on November 08, 2004:

(a) 410,775,084,810 new shares were subscribed and paid-up, of which 143,512,975,688 are common shares and 267,262,109,122 are preferred shares, which resulted from the increase in the capital stock of the Company, for the price of five Reais (R$ 5.00) per lot of one thousand shares;

(b) 4,089,484 new shares were subscribed and paid-up at the auction of the remaining shares, of which 90,930 are common shares, for the price of five Reais (R$5.00) per lot of one thousand shares, and 3,998,554 are preferred shares, for the price of six reais and ninety-five cents (R$6.95) per lot of one thousand shares; and

(c) the amount raised by the Company as a result of the increase in the capital stock was two billion, fifty-three million, nine hundred and three thousand, six hundred and sixty-nine reais and thirty-nine cents (R$ 2,053,903,669.39).

4.2. Having in consideration the provisions in item 4.1 above, the members of the Board of Directors have unanimously confirmed, without restrictions, the increase in the capital stock of the Company, currently of four billion, three hundred and seventy-three million, six hundred and sixty-one thousand, four hundred and sixty-nine reais and seventy-three cents (R$4,373,661,469.73), to six billion, four hundred and twenty-seven million, five hundred and fifty-seven thousand, three hundred and forty-one reais and twenty cents (R$6,427,557,341.20), through issuance of 410,779,174,294 new shares, of which 143,513,066,618 are common shares and 267,266,107,676 are preferred shares, identical in all aspects to those currently existing..

4.3. In function of the increase herein confirmed, the Board of Directors suggests to the Special Meeting of Shareholders to amend article 5 of the Company's Articles of Incorporation, proposing the following wording: " Art. 5 – The subscribed and fully paid-up capital stock is six billion, four hundred and twenty-seven million, five hundred and fifty-seven thousand, three hundred and forty-one reais and twenty cents (R$ 6,427,557,341.20), divided into one trillion, five hundred and eighty-two billion, five hundred and sixty-three million, five hundred and twenty-six thousand, eighty-three (1,582,563,526,083) shares, of which five hundred and fifty-two billion, eight hundred and ninety-six million, nine hundred and thirty-one thousand, one hundred and fifty-four (552,896,931,154) are common shares and one trillion, twenty-nine billion, six hundred and sixty-six million, five hundred and ninety-five thousand, six hundred and forty-nine (1,029,666,595,649) are preferred shares, all of them of book-entry type, without face value.

4.4. Having in consideration that the preferred shares offered at the auction of the remaining shares were subscribed for the price of R$6.95 per lot of one thousand shares, pursuant to item 4.1 (b) above, resulting in additional subscription of seven thousand, seven hundred and ninety-seven reais and ninety-two cents (R$7,797.92), such difference will be recorded in the Company's bookkeeping as goodwill the auction of remaining shares.

5. CLOSING OF THE MEETING: There being nothing else to be resolved, the meeting was closed and these minutes were drawn-up, which after having been read and approved were signed by the Board members in attendance and the Secretary, being following transcribed in the proper book.

Signatures: Felix Pablo Ivorra Cano – Chairman of the Meeting and Chairman of the Board of Directors; Shakhaf Wine, Antonio Gonçalves de Oliveira – Directors; Pedro Manuel Brandão Rodrigues, Zeinal Abedin Mohamed Bava and Carlos Manuel de L. e V. Cruz – Directors represented by Mr. Shakhaf Wine; Ernesto Lopez Mozo; Ignácio Aller Mallo; Eduardo Perestrelo Correia de Matos; Fernando Xavier Ferreira and Luis Miguel Gilpérez López – Directors represented by M. Felix Pablo Ivorra Cano; Evandro Luís Pippi Kruel – Secretary of the Meeting .

I hereby certify that this is a faithful copy of the minutes drawn-up in the Register of Meetings of the Board of Directors.

Evandro Luís Pippi Kruel
Secretary of the Meeting – OAB/RS nº 18.780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.